  Exhibit 99.1
Silver Elephant’s Flying Nickel Spinout Announces Closing of its $8.6 Million Private Placement

Not for distribution to United States Newswire Services or for dissemination in the United States

Vancouver, British Columbia, November 30, 2021 – Silver Elephant Mining Corp. (“Silver Elephant”, or the “Company”) (TSX: ELEF, OTCQX: SILEF, Frankfurt: 1P2N) is pleased to announce that, further to its news releases dated October 26, 2021 and November 19, 2021, Silver Elephant’s wholly owned subsidiary Flying Nickel Mining Corp. (“Flying Nickel”) has completed its previously announced private placement (the “Flying Nickel Offering”) for gross proceeds of $8,600,000.

Pursuant to the Flying Nickel Offering, Flying Nickel sold 10,094,033 subscription receipts comprised of non-flow through subscription receipts (each, a “Non-FT Subscription Receipt”) at a price of $0.70 per Non-FT Subscription Receipt and 1,992,437 flow-through eligible subscription receipts (each, a “FT Subscription Receipt”, and collectively with the Non-FT Subscription Receipts, the “Offered Securities”) at a price of $0.77 per FT Subscription Receipt. Red Cloud Securities Inc. (“Red Cloud”), as lead agent and sole bookrunner, together with Canaccord Genuity Corp., acted as agents (the “Agents”) under the Flying Nickel Offering.

Details Regarding the Flying Nickel Offering

Upon the satisfaction of certain escrow release conditions (the “Escrow Release Conditions”), the Offered Securities shall be deemed to be exercised, without payment of any additional consideration and without further action on the part of the holder thereof, for the following:
●
each Non-FT Subscription Receipt shall be automatically converted into one unit of Flying Nickel (each, a “Unit”); and
●
each FT Subscription Receipt shall be automatically converted into one common share of Flying Nickel to be issued as a “flow-through share” within the meaning of the Income Tax Act (Canada) (each, a “FT Share”).

Each Unit will consist of one common share of Flying Nickel (each a “Unit Share”) and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each whole Warrant shall entitle the holder to purchase one common share of Flying Nickel (each, a “Warrant Share”) at a price of $1.00 at any time on or before November 29, 2023.

The Escrow Release Conditions include, but are not limited to, the approval of a plan of arrangement of Silver Elephant (the “Arrangement”) by Silver Elephant shareholders to be held on December 22, 2021, and approval of the Toronto Stock Exchange. Flying Nickel has applied with TSX Venture Exchange to list its common shares as early as practically possible.

The proceeds of the Flying Nickel Offering will held in escrow and not released to Flying Nickel until the Escrow Release Conditions are satisfied by the deadline provided in the terms of the subscription receipt agreements that govern the Offered Securities. Those proceeds will be used for the exploration and advancement of the Minago Nickel Project as well as for general working capital purposes.

In consideration for the services of the Agents in connection with the Flying Nickel Offering, the Agents will receive a cash commission equal to 6% of the gross proceeds. 50% of the cash commission has been paid to the Agents, with the balance to be released upon satisfaction of the Escrow Release Conditions. In addition, on satisfaction of the Escrow Release Conditions, the Company will issue to the Agents an aggregate of 716,616 broker warrants (“Broker Warrants”), each exercisable to acquire on common share of Flying Nickel at an exercise price of $0.70 at any time on or before November 29, 2023.

Upon completion of the Arrangement and conversion of all of the Offered Securities, it is anticipated that Flying Nickel will have outstanding approximately 62,086,470 common shares, 5,047,016 Warrants and 716,616 Broker Warrants.

Details Regarding the Arrangement

The Arrangement proposes to spin-out Silver Elephant’s Manitoba based Minago Nickel project, Nevada based Gibellini Vanadium project, and mining royalty portfolio into Flying Nickel Mining Corp. (“Flying Nickel”), Nevada Vanadium Mining Corp. (“Nevada Vanadium”), and Battery Metals Royalties Corp. (“Battery Royalties”).

Further to the Company news releases dated August 26, 2021, and September 23, 2021, each Silver Elephant share outstanding on the Record Date of the Arrangement (expected to be in early January 2022, the “Record Date”), will be consolidated on the basis of one post-consolidation common share (“ELEF Share“) for every ten pre-consolidation shares of Silver Elephant (the “Consolidation“).

Each Silver Elephant shareholder (“Shareholder“) will receive: one share of each of Flying Nickel and Nevada Vanadium and two shares of Battery Royalties for every post-Consolidation ELEF Share held by such Shareholder on the Record Date;

More detailed information regarding the Arrangement is disclosed in the management information circular prepared for the shareholder meeting which is available under the Company’s profile at www.sedar.com, and www.silverelef.com.

$ = Canadian Dollars

About Silver Elephant Mining Corp.

Silver Elephant Mining Corp. is a premier mining and exploration company in silver, nickel, and vanadium.

Further information on Silver Elephant and Flying Nickel can be found at www.silverelef.com and www.flynickel.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD
“John Lee”
Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:
+1.604.569.3661 ext. 101
ir@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Silver Elephant’s future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Silver Elephant’s forward-looking statements. Silver Elephant believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Silver Elephant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Silver Elephant undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.

None of the securities to be issued pursuant to the Flying Nickel Offering have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issuable in the transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.